

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Regina Paolillo
Chief Financial Officer
TTEC Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

> **Re: TTEC Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed March 6, 2019**
> **Form 8-K Filed March 6, 2019**
> **Form 8-K filed May 7,2019**
> **File No. 001-11919**

Dear Ms. Paolillo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications